SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated October 10, 2003

                              ____________________

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey

                              ____________________
                    (Address of Principal Executive Offices)


             Indicate by check mark whether the registrant files or
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                          Form 20-F: |X| Form 40-F: |_|

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        Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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           Indicate by check mark if the registrant is submitting the
        Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby
            furnishing the information to the Commission pursuant to
               Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.

                                Yes: |_| No: |X|

Enclosures:       Press release dated October 10, 2003 -Turkcell Announces the
                  Decision of the ICC International Court of Arbitration


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                                                         FOR IMMEDIATE RELEASE


                   TURKCELL ANNOUNCES THE DECISION OF THE ICC
                       INTERNATIONAL COURT OF ARBITRATION

Istanbul, Turkey, October 10, 2003 - Turkcell (NYSE:TKC, ISE:TCELL), today announced the decision of the ICC International Court of Arbitration in the arbitration that Turkcell initiated in October 2001 against the Ministry of Transportation, the Telecommunications Authority and the Turkish Treasury to determine whether Turkcell's interconnection revenues should be included in the gross revenue base on which Turkcell's 15% Treasury Share paid to the Turkish Treasury are calculated.

In March 2001 Turkcell ceased including its interconnection revenues in the gross revenue for its Treasury Share payments to the Turkish Treasury. The Turkish Treasury informed Turkcell that it believed that Turkcell was required to include Turkcell's interconnection revenues in the gross revenue base. After failing to reach an agreement on the matter with the related authorities, Turkcell initiated an arbitration suit in the ICC International Court of Arbitration in October 2001. Turkcell computed and paid the Treasury Share using the gross revenue base excluding the interconnection revenues based on an injunction received from the local court in November 2001. However, Turkcell calculated and reported the disputed amount in its financial reports as a legal reserve.

The ICC International Court of Arbitration completed its hearings and ordered that the interconnection revenues should be included in the calculation of the Treasury Share to the Turkish Treasury. The disputed amount totals US$400 million as of June 30, 2003. Turkcell will take the necessary legal action against the ICC ruling.

                               www.turkcell.com.tr




About Turkcell

Turkcell is the leading GSM operator in Turkey with approximately 17.2 million postpaid and prepaid customers as of June 30, 2003. Turkcell had revenues of US$ 1,074.8 million during the six month period ended June 30, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 352 operators in 141 countries as of September 30, 2003. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service.


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Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 1.9 million subscribers as of June 30, 2003.

For further information please contact:

Contact:

Turkcell                                 Citigate Dewe Rogerson
Investors:                               Europe:
Koray Ozturkler, Investor Relations      Kate Delahunty
Tel: +90-212/313-1500                    Tel: +44-20/7282-2934
Email: koray.ozturkler@turkcell.com.tr   Email: kate.delahunty@citigatedr.co.uk
or                                       Toby Moore
                                         Tel:+44-20/7282-2999
Mehmet Sezgin, Investor Relations        Email: toby.moore@citigatedr.co.uk
Tel: + 90-212/313-1290                   or
Email: mehmet.sezgin@turkcell.com.tr
investor.relations@turkcell.com.tr       United States:
                                         Victoria Hofstad/Jessica Wolpert
Media:                                   Tel: +1-201-499-3500
Zuhal Seker, Corporate Communications    Email: victoria.hofstad@citigatefi.com
Tel: + 90-212/313-2330                   jessica.wolpert@citigatefi.com
Email: zuhal.seker@turkcell.com.tr
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr








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SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              TURKCELL ILETISIM HIZMETLERI A.S.

Date:    October 10, 2003                      By: /s/ MUZAFFER AKPINAR
                                                   --------------------

                                               Name:  Muzaffer Akpinar
                                               Title: Chief Executive Officer